SUMMARY OF CREDIT TO A CERTAIN GOVERNMENTAL ENTITY                   EXHIBIT 4.9

     Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to a certain governmental entity in a total amount of approximately 1.5 billion U.S. dollars. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed (principal and interest) by the State of Israel. The outstanding balance of these credits as of December 31, 2004 was approximately
1.43 billion U.S. dollars, comprising approximately 77% of the total credit to the public at that date.